December 3, 2015

Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Re:  Control4 Corporation

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 20, 2015

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Filed October 30, 2015

File No. 001-36017

Dear Mr. Cascio:

This letter is submitted by Control4 Corporation (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 and Form 10-Q for the fiscal quarter ended September 30, 2015 (the “’34 Act Filings”), as set forth in your letter dated November 25, 2015 addressed to Mark Novakovich, Chief Financial Officer of the Company (the “Comment Letter”).  The Company is concurrently filing Amendment No. 1 to its Forms 10-Q for the fiscal quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 (the “Amended ’34 Act Filings”), which include changes to the exhibits that reflect responses to the Staff’s comment.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended ’34 Act Filings.

Form 10-Q for Fiscal Quarter Ended September 30, 2015

Exhibits 31.1 and 31.2

1.

We see that the officer certifications do not include the language referring to internal control over financial reporting that should appear in the introductory sentence of paragraph 4 and paragraph 4(b). Please amend the filing to include the correct certifications. You may file an abbreviated amendment that includes a cover page,

Mr. Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

December 3, 2015

explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the quarters ended March 31, 2015 and June 30, 2015.

RESPONSE:  The Company has revised Exhibits 31.1 and 31.2 of the Amended ’34 Act Filings to address the Staff’s comments.

The Company additionally acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (818) 523-3107.

Sincerely,

/s/ Mark Novakovich

Mark Novakovich

Chief Financial Officer

cc:  Russell Mancuso, Securities and Exchange Commission

Caleb French, Securities and Exchange Commission

Gary Todd, Securities and Exchange Commission

Li Xiao, Securities and Exchange Commission

Martin Plaehn, Control4 Corporation

Greg Bishop, Control4 Corporation

Rick Kline, Goodwin Procter LLP